                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*



                           ASCENDANT SOLUTIONS, INC.
                               (Name of Issuer)


                   Common Stock, par value $0.0001 per share
                         (Title of Class of Securities)


                                  00207W 10 0
                                (CUSIP Number)

                                David Charney,
                                 P.O. Box 513
                               Addison, TX 75001
                                (812) 857-7146
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 July 24, 2001
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP N0. 00207W 10 0
         -----------------

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      NAMES OF REPORTING PERSONS                                    CCLP, Ltd.
 1    I.R.S. IDENTIFICATION NO. OF
      ABOVE PERSON (entities only).                                 75-2721432

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                Not Applicable

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                Texas

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                          SOLE VOTING POWER
                     7
     NUMBER OF                  0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                   0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                0

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      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13
                0.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                PN
------------------------------------------------------------------------------
* SEE INSTRUCTIONS

CUSIP NO.  00207W 10 0
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS                                 David Charney
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE
      PERSONS (entities only).


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                               0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                               0**
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                  0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                               0**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                0**

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
12                                                                  [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13
                0.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                IN
------------------------------------------------------------------------------

*  SEE INSTRUCTIONS
** Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the shares of common stock that are reported herein as sold and, as such, declares that this statement shall not be construed as an admission that such person was the beneficial owner of any securities covered hereby.

CUSIP NO. 00207W 10 0

Item 1.  Security and Issuer.

     This statement relates to the common stock, par value $0.0001 per share ("Common Stock"), of Ascendant Solutions, Inc. (the "Issuer"). The Issuer's address is 3737 Grader Street, Suite 110, Garland, Texas 75041.


Item 2.  Identity and Background.

     This statement is filed by CCLP, Ltd., a Texas limited partnership, and David Charney, its sole general partner and a limited partner. The principal business of CCLP, Ltd. was to hold for investment the shares covered by this statement. David Charney is a student at Indiana University and is a citizen of the United States. The business address of both CCLP, Ltd. and David Charney is P.O. Box 513, Addison, Texas 75001.

     During the last five years, neither CCLP, Ltd. nor David Charney has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, neither CCLP, Ltd. nor David Charney was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.


Item 3.  Source and Amount of Funds or Other Consideration.

     Not Applicable.

Item 4.  Purpose of Transaction.

     The decrease in shares reflected in this statement, as compared to previous statements, is the result of sales by CCLP, Ltd. of 465,652 shares of Common Stock to CLB Partners, Ltd. at $0.08/share for total cash consideration of $37,252.16, and 2,500,000 shares of Common Stock to James C. Leslie at $.08/share for total cash consideration of $200,000. The purpose of these transactions is the disposition of the securities of Ascendant Solutions, Inc. in private sales.

Item 5.  Interest in Securities of the Issuer.

     See Item 4. As of July 24, 2001, the Reporting Person, CCLP, Ltd. does not own shares of Common Stock of the Issuer.

CUSIP NO. 00207W 10 0
CCLP, Ltd.
----------

     (a)  Amount beneficially owned: 0

     (b)  Percent of class: 0.0%

     (c)  Number of shares as to which such person has:
          (i)    sole power to vote or to
                 direct the vote: 0

          (ii)   shared power to vote or to
                 direct the vote: 0

          (iii)  sole power to dispose or
                 to direct the disposition of: 0

          (iv)   shared power to dispose or to
                 direct the disposition of: 0


David Charney
-------------

     (a)  Amount beneficially owned:  0

     (b)  Percent of class:  0.0%

     (c)  Number of shares as to which such person has:
          (i)    sole power to vote or to
                 direct the vote: 0

          (ii)   shared power to vote or to
                 direct the vote: 0

          (iii)  sole power to dispose or
                 to direct the disposition of: 0

          (iv)   shared power to dispose or to
                 direct the disposition of: 0


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Not Applicable

Item 7.  Material to Be Filed as Exhibits

     7.1 - Joint Filing Statement

CUSIP NO. 00207W 10 0

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Dated:  August 2, 2001


                                        CCLP, LTD.

                                        By:   /s/ DAVID CHARNEY
                                           ------------------------------
                                           Its General Partner


                                             /s/ DAVID CHARNEY
                                        ---------------------------------
                                                 David Charney

     ATTENTION:  Intentional misstatements or
      omissions of fact constitute Federal
     criminal violations (See 18 U.S.C.  1001)